

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2017

VIA E-mail

Adam J. Kavan, Esq.
Counsel
Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, CO 80111

> Re: **Great-West Life & Annuity Insurance Company**
> **Registration Statements on Form S-1**
> **Filed July 21, 2017**
> **File Nos. 333-219410 and 333-219412**

Dear Mr. Reynolds:

We have reviewed the captioned registration statements and are providing our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Our comments apply to both registration statements to the extent applicable or unless otherwise noted. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. The staff considers the use of the term "Capital Market Protector" in the name of the Contract potentially misleading since it suggests that investments in the Contract are protected from loss when in fact they are not. We note disclosure on the cover page stating "You may lose money that you allocate to a Strategy" and "such loss may be significant." Please revise. *See* Sample Letter Sent to Financial Institutions Regarding Their Structured Note Offerings Disclosure in Their Prospectus Supplements and Exchange Act Reports (Apr. 2012), www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm (noting "Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.")

Cover page

2. Please make the following disclosures on the cover page:

Mr. Robert L. Reynolds
Great-West Life & Annuity Insurance Company
September 19, 2017
Page 2

- Index-linked annuity contracts are complex insurance and investment vehicles. Investors should speak with a financial professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives.
- The prospectus describes all material rights and obligations of annuity purchasers under the Contract.
- The insurer's ability to meet its obligations under the Contract is subject to the creditworthiness or financial strength of the insurer.

3. Please include on the outside cover page a cross-reference to the risk factors section, highlighted by prominent type or in another manner. See Item 1 of Form S-1 and Item 501(b)(5) of Regulation S-K.

4. Please disclose that the Separate Account is not registered as an investment company under the Investment Company Act of 1940.

Glossary of Significant Terms, page 1

5. Please define the term "Annuity Option" in this section and consistently capitalize it throughout the prospectus. To the extent that this term is intended to cover the same concept as the defined term "Annuity Payment Option," please revise the prospectus to use that term consistently.

6. In the definitions of "Buffer" and "Floor" please clarify that the same Buffer and Floors will be available each Contract Year during the Accumulation Period.

7. In the definition of "Interest MVA Term" please clarify, if true, that this phrase refers to a period in which the parameters used to determine the MVA factors are fixed, rather than to an investment period for the Contract. Elsewhere in the summary, please clarify the term of the Contract.

8. In the definition of "Market Value Adjustment" please clarify the extent to which this adjustment will not be made if a Gross Withdrawal occurs at the end of a Strategy Term or the Interest MVA Term.

What is the Contract, page 5

9. Please clarify, in the first paragraph on page 6, that all Crediting Factors will remain unchanged even if a new Reference Index is substituted.

10. Please disclose, in the second paragraph on page 6, that amounts invested for multiple segments can result in larger losses than those indicated by the applicable Crediting Factor.

11. Please disclose, in the third paragraph on page 6, how investors will be notified of the change in the Cap. Please also include here the information appearing under the caption "Changes to Caps applicable for New Contract Year" on page 19, and disclose to investors that, if they do not like the new Cap, they may surrender their contract or request a partial withdrawal, subject to any specified charges.

12. Please disclose in this section the maximum fees and charges for all contract features and benefits.

13. Please confirm that an investor will always have an ability to choose a Floor of 0%, and that the investor would never lose principal if the investor always opted for a Strategy with that Floor.

Who should consider purchasing the Contract, page 6

14. We note the capitalized term "Surrender Charge" in this section. Please define this term and disclose the amount of the charge. If you mean, "Withdrawal Charge," please revise the prospectus to use that term consistently.

Access to your Contract Value, page 7

15. If the disclosed adjustments and/or charges described in this section could lead to losses of principal even if index performance has been positive up to the point of withdrawal, please disclose this and briefly describe why this might be so.

16. In the last sentence of the first paragraph, please disclose that an MVA continues to apply after the first six Contract Years until annuitization, and revise the cross-reference to indicate that the referenced sections describe the applicable MVA adjustments during all periods in which the MVA applies.

Limitation on Allocations among Strategies, page 8

17. Please disclose in this section what options are available to an investor if the investor does not find any of the new Caps acceptable. Please also disclose that an investor may re-allocate Strategy Value on each Contract Anniversary during the entire Accumulation Period.

Risks Associated with the Reference Indices, page 8

18. Please provide risk disclosure applicable to the types of securities comprising each Reference Index (e.g., large-capitalization companies, foreign equities, small-capitalization companies).

Substitution of an Reference Index, page 9

19. Please disclose that returns investors have anticipated may not be available if you substitute a new Reference Index.

20. Disclosure states that you would attempt to choose a new Reference Index that has a similar investment objective and risk profile to the original Reference Index. Please disclose definitively that you will choose a new Reference Index with these characteristics, or specify the objective criteria that you will apply for choosing a new Reference Index if you are unable to identify a new Reference Index with these characteristics. Similar disclosure appears on page 14.

Cybersecurity Risk, page 9

21. We note the capitalized term "Transfer Requests" in this section. Please define this term.

Beneficiary, page 13

22. Please clarify disclosure stating that "[t]he interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request." In particular, please describe the nature, substance and parameters of such a request.

The Reference Indices, page 13

23. Please clarify whether any exchange rate adjustment will be made to the foreign equity indices.

Crediting Factors, page 14

24. In the first paragraph on page 15, please revise the disclosure to clarify that the Floors and Buffer will be available for each Reference Index, or substitute Reference Index, during the life of the Contract.

Setting the Caps, Floors and Buffer, page 15

25. Among the factors considered by the Company when determining whether to change the Cap is "unanticipated Owner experience." Please clarify your disclosure with respect this factor.

Purpose of the MVA, page 22

26. Please clarify, if true, that the MVA will be applied during the entire Accumulation Period, but that the parameters for application of the MVA will be adjusted every six years.

27. In this section, and throughout the prospectus as applicable, please consistently use the term "Index MVA Factor" if this is what is meant by the term "Index MVA." If not, please define the term Index MVA. Also, please disclose, if true, that the Interest MVA Factor applies if a withdrawal is made on any Strategy Term End Date and throughout the entire Accumulation Period.

Access to Your Money, page 23

28. This section contains several cross-references to "Federal Income Tax Matters." Please correct these cross-references, given that no such section exists in the prospectus.

Hardship Waivers, page 24

29. Please clarify whether the waivers described in this section are only applicable to a full surrender.

Terms of Income Payments, page 28

30. In the last paragraph of this section, please revise the disclosure stating that, to receive Income Payments, the Annuitant/Joint Annuitant must be living on the Annuity Commencement Date. Certain Annuity Payment Options don't appear to require that the Annuitant/Joint Annuitant be living in all circumstances. Please also revise the disclosure regarding Option 2 and Option 4 on this same page to clarify this point.

Election of an Annuity Payment Option, page 29

31. Disclosure states that the registrant will make Income Payments "monthly, quarterly, semiannually, or annually." Please disclose how and when this determination will be made and how it will be communicated to Contract Owners.

32. Please clarify in the last paragraph of this section that the default Annuity Payment Option is Option 1.

Annuity Payment Options, page 29

33. Please clarify what happens if the Annuitant dies before the first Income Payment under Option 2 and Option 4.

34. Please clarify the operation of Option 5, including the circumstances under which a lump sum refund will be payable. Disclosure simply states that a Payee "may receive a lump sum refund." If a lump sum will be paid any time the amount applied to this Annuity Option exceeds the total paid to the Annuitant under this Annuity Option, please make that clear.

Sales of the Contracts, page 34

35. Disclosure states that the amount of commissions paid to dealers "is not expected to be more than 8% of the Purchase Payment." Please state the highest commission provided for in the selling agreements. See Item 8 of Form S-1 and Item 508(h) of Regulation S-K.

36. Please disclose the underwriter's compensation. See Item 8 of Form S-1 and Item 508(e) of Regulation S-K.

Incorporation of Certain Documents by Reference, page 37

37. Please revise this section to incorporate by reference all quarterly and current reports filed since the end of the most recent fiscal year.

Appendix A

38. On page A-3, please provide more detail in your response as to how the Strategy Index MVA Factor was calculated to be -3.3547%. It appears that this figure should be -2.185%.

39. On page A-4, it appears that the Strategy Credit Rate should be -10% in the assumptions. We note that at the bottom of the page, B is in fact described as equal to -10%.

40. Please provide examples demonstrating withdrawals taken earlier and later in the segment and showing the effect of surrender charges and the free withdrawal amount.

Signatures, page II-10

41. Please ensure that your pre-effective amendment is signed by the controller or principal accounting officer.

Exhibit 8

42. The Exhibit Index indicates that the tax opinion is combined with the legality opinion, but this is not the case. Please revise.

Exhibit 24

43. The Power of Attorney does not appear to relate to this registration statement. Please advise or file a new Power of Attorney with the pre-effective amendment.

Registration Statement on Form S-1 (File No. 333-219412 only)

Withdrawals to Pay Consultants, page 23

44. Please revise this section to clearly state that any withdrawals made to pay Consultant fees will be subject to the MVA, to clarify any tax consequences of these withdrawals, and to state whether these withdrawals will be counted toward the free withdrawal amount. Please also direct investors to consult a financial or tax advisor before requesting any such withdrawals.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Senior Counsel